CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		June 30	December 31
		2007	2006
	Note	(unaudited)
Assets

Current assets
Cash and equivalents		$101,052,347	$33,964,436
Amounts receivable		1,080,898	426,349
Inventory		136,732	53,437
Due from related parties	8	275,881	173,455
Prepaid expenses		189,158	539,991
		102,735,016	35,157,668

Property, plant and equipment	4	5,223,249	1,472,501
Reclamation deposits		186,798	103,702
Available-for-sale financial instruments	5	4,879,955	2,274,649
Mineral property interests	6	203,795,769	110,910,000

Total Assets		$316,820,787	$149,918,520

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$3,025,292	$1,330,823
Due to related parties	8	22,547	–
		3,047,839	1,330,823

Future income taxes	9	$37,199,932	$18,837,000
Site reclamation obligations	10	1,125,421	405,000
		38,325,353	19,242,000
Shareholders' equity
Share capital		347,941,798	201,457,592
Warrants		15,885,437	1,252,000
Contributed surplus	7 (d)	10,708,389	7,863,472
Deficit		(99,693,335)	(81,227,367)
Accumulated other comprehensive income	5 (a)	605,306	–
		275,447,595	129,345,697
Subsequent events	11

Total Liabilities and Shareholders' Equity		$316,820,787	$149,918,520

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen

Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars)

		Three months ended June 30		Six months ended June 30
		2007	2006	2007	2006
	Note

Expenses (income)

Other Revenue		$(1,210,925)	$–	$(1,210,925)	$–

Exploration and development (see schedule)		9,891,160	959,975	15,000,711	1,599,483
Accretion of reclamation obligation		9,533	–	19,483	–
Amortization		–	5,650	–	6,369
Conference and travel		264,043	301,933	480,244	501,682
Foreign exchange loss (gain)		622,707	(2,705,688)	89,510	(2,125,235)
Interest and other income		(800,169)	(253,855)	(1,152,109)	(399,195)
Legal, accounting, and audit		296,756	127,525	445,450	233,728
Office and administration		2,652,792	912,510	3,903,854	1,482,114
Shareholder communications		85,058	109,428	146,365	198,311
Stock-based compensation - exploration	7 (b)	202,384	493,064	416,866	629,454
Stock-based compensation - office and administration	7 (b)	1,671,852	865,622	2,211,138	1,193,877
Trust and filing		121,234	11,202	213,747	97,559
Loss before the undernoted and income taxes		(13,806,425)	(827,366)	(20,564,334)	(3,418,147)
Profit on sale of investments		–	75,659	–	75,659
Mark-to-market adjustment on investments		–	10,600	–	212,600
Loss before income taxes		(13,806,425)	(741,107)	(20,564,334)	(3,129,888)
Future income tax recovery		850,163	1,980,000	2,098,366	1,980,000
(Loss) income for the period		$(12,956,262)	$1,238,893	$(18,465,968)	$(1,149,888)

Other comprehensive income
Unrealized gain on available-for-sale financial instruments		247,103	–	540,495	–
Other comprehensive income		$247,103	$–	$540,495	$–

Total comprehensive (loss) income		$(12,709,159)	$1,238,893	$(17,925,473)	$(1,149,888)

Basic and diluted (loss) income per share		$(0.08)	$0.01	$(0.13)	$(0.01)

Weighted average number of common shares outstanding		166,043,585	99,627,242	139,972,765	96,764,385

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

			Six months
			ended		Year ended
					December 31,
			June 30, 2007		2006
	Note		(unaudited)

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		113,411,713	$201,457,592	93,685,379	$161,228,635
Fair value of options exercised		–	343,650	–	753,849
Private placement, net of share issue costs		–	–	3,333,334	7,033,683
Shares issued for cash, net of share issue costs	7 (e)	57,500,000	122,714,605	11,200,000	23,058,915
Share purchase options exercised	7 (b)	649,000	798,380	1,193,000	1,782,510
Shares issued for Burnstone Gold Property, July 2006		–	–	4,000,000	7,600,000
Shares issued for Hecla Ventures Corp., April 2007	7 (f)	7,930,214	19,666,931	–	–
Share purchase warrants exercised	7 (c)	1,333,175	2,960,640	–	–
Balance at end of the period		180,824,102	$347,941,798	113,411,713	$201,457,592

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		2,672,000	$1,252,000	–	$–
Warrants issued pursuant to share issuance	7 (e)	28,750,000	15,194,000	672,000	159,000
Warrants issued for Burnstone Gold Property	7 (c)	–	–	2,000,000	1,093,000
Exercised	7 (c)	(1,333,175)	(543,145)	–	–
Expired	7 (c)	(73,615)	(17,418)	–	–
Balance at end of the period		30,015,210	$15,885,437	2,672,000	$1,252,000

Contributed surplus
Balance at beginning of the period			$7,863,472		$5,007,211
Non-cash stock-based compensation	7 (b)		2,628,004		3,610,110
Share purchase options exercised, credited to share capital			(343,650)		(753,849)
Fair value of share purchase warrants exercised	7 (d)		543,145		–
Fair value of share purchase warrants expired	7 (d)		17,418		–
Balance at end of the period			$10,708,389		$7,863,472

Deficit
Balance at beginning of the period			$(81,227,367)		$(69,610,556)
Net loss for the period			(18,465,968)		(11,616,811)
Balance at end of the period			$(99,693,335)		$(81,227,367)

Accumulated Other Comprehensive Income
Adjustment to opening balance - change in accounting policy	3		$64,811		$–
Unrealized gain on available-for-sale financial instruments	5 (a)		540,495		–
Balance at end of the period			$605,306		$–

TOTAL SHAREHOLDERS' EQUITY			$275,447,595		$129,345,697

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Operating activities
(Loss) income for the period	$(12,956,262)	$1,238,893	$(18,465,968)	$(1,149,888)
Items not involving cash
Amortization	224,276	6,202	310,030	7,473
Future income tax recovery	(850,163)	(1,980,000)	(2,098,366)	(1,980,000)
Profit on sale of investment	–	(75,659)	–	(75,659)
Mark-to-market adjustment on investments	–	(10,600)	–	(212,600)
Non-cash stock-based compensation expense	1,874,236	1,358,686	2,628,004	1,823,331
Unrealized foreign exchange loss	(354,978)	(3,309,000)	(1,156,284)	(2,709,000)
Accretion reclamation obligation	9,533	–	19,483	–
Changes in non-cash operating working capital
Amounts receivable	(788,736)	(237,971)	(654,549)	(161,924)
Prepaid expenses	670,985	38,346	350,833	49,547
Inventory	(32,510)	–	(83,295)	–
Accounts payable and accrued liabilities	(1,087,992)	449,109	877,954	321,198
Reclamation obligation	(54,634)	–	(1,883)	–
Taxation paid	(88,638)	–	(88,638)	–
Cash used in operating activities	(13,434,883)	(2,521,994)	(18,362,679)	(4,087,522)

Investing activities
Mineral property acquisition costs	(116,764)	–	(116,764)	–
Proceeds on sale of investments	–	348,259	–	348,259
Purchase of equipment	(3,121,094)	(54,235)	(3,156,952)	(81,637)
Purchase of shares in Rusaf Gold Limited	(2,000,000)	–	(2,000,000)	–
Purchase of Hecla Ventures Corp.	(50,791,500)	–	(50,791,500)	–
Reclamation deposits	(3,975)	2,631	(83,096)	2,377
Cash (used in) generated from investing activities	(56,033,333)	296,655	(56,148,312)	268,999

Financing activities
Common shares issued for cash, net of issue costs	141,261,125	23,316,344	141,667,625	23,845,423
Subscribtions received in terms of private placement net of issue cost	–	4,556,840	–	4,556,840
Advances from (to) related parties	80,587	(102,350)	(79,879)	(301,317)
Cash generated from financing activities	141,341,712	27,770,834	141,587,746	28,100,946

Increase in cash and equivalents	71,873,496	25,545,495	67,076,755	24,282,423
Cash acquired through the purchase of Hecla Ventures Corp.	11,156	–	11,156	–
Cash and equivalents, beginning of period	29,167,695	16,253,837	33,964,436	17,516,909

Cash and equivalents, end of period	$101,052,347	$41,799,332	$101,052,347	$41,799,332

Supplementary information
Taxes paid	$(88,638)	$–	$(88,638)	$–
Interest paid	$–	$–	$–	$–
Interest received	$800,169	$253,855	$1,152,109	$399,195

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$240,650	$8,233	$343,650	$246,623
Fair value of warrants issued with short form prospectus offering	$15,194,000	$159,000	$15,194,000	$159,000

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Development Expenses
(Unaudited - Expressed in Canadian Dollars)

		Six months	Year ended
Mineral Property Interests		ended June 30	December 31
	Note	2007	2006

Burnstone - Bulk Sampling
Establishment work		$238,384	$393,129
Equipment rental and services		528,033	185,314
Surface infrastructure		369,688	536,019
Portal construction		99,265	322,257
Underground access and infrastructure		970,974	443,229
Optimisation		433,157	–
Operational costs		1,424,710	966,521
Property fees		–	60,742
Exploration expenses before the following		4,064,211	2,907,211
Stock-based compensation	7 (b)	112,943	395,000
Exploration expenses incurred during the period		4,177,154	3,302,211
Cumulative exploration expenditures beginning of year		3,302,211	–
Cumulative exploration expenditures, end of period		7,479,365	3,302,211

Burnstone - Exploration
Assays and analysis		85,083	82,082
Amortization		176,127	119,103
Drilling		1,269,578	939,705
Engineering		23,985	246,864
Environmental, socio-economic and land		(6,334)	140,183
Equipment rental		3,540	5,647
Geological		88,808	149,289
Graphics		14,121	2,821
Property fees and exploration option payments		9,923	105,089
Site activities		(70,439)	267,581
Provision for site reclamation cost		–	405,000
Transportation		1,510	4,874
Exploration expenses before the following		1,595,902	2,468,238
Stock-based compensation	7 (b)	44,350	335,357
Exploration expenses incurred during the period		1,640,252	2,803,595
Cumulative exploration expenditures beginning of year		24,327,572	21,523,977
Cumulative exploration expenditures, end of period		25,967,824	24,327,572

Hollister - Development
Equipment rental and services		$847,457	$–
Surface infrastructure		1,327,566	–
Underground access and infrastructure		2,896,842	–
Operational costs		407,177	–
Exploration expenses before the following		5,479,042	–
Stock-based compensation	7 (b)	152,261
Exploration expenses incurred during the period		5,631,303	–
Cumulative exploration expenditures beginning of year		–	–
Cumulative exploration expenditures, end of period		5,631,303	–

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Development Expenses
(Unaudited - Expressed in Canadian Dollars)

		Six months	Year ended
Mineral Property Interests		ended June 30	December 31
	Note	2007	2006

Hollister - Exploration
Assays and analysis		40,738	14,291
Amortization		133,903	494
Drilling		1,237,752	389,823
Engineering		95,930	118,469
Environmental, socio-economic and land		169,209	511,970
Geological		198,626	401,164
Graphics		29,990	26,724
Property fees and exploration option payments		(34,643)	155,814
Site activities		1,726,055	29,408
Transportation		35,245	17,606
Exploration expenses before the following		3,632,805	1,665,763
Stock-based compensation	7 (b)	100,954	226,326
Exploration expenses incurred during the period		3,733,759	1,892,089
Cumulative exploration expenditures beginning of year		25,192,512	23,300,423
Cumulative exploration expenditures, end of period		28,926,271	25,192,512

Other - Exploration
Assays and analysis		31,249	74,931
Amortization		–	–
Drilling		6,665	326,054
Engineering		21,047	45,853
Environmental, socio-economic and land		8,108	1,268
Equipment rental		3,960	20,291
Geological		44,525	320,260
Graphics		1,650	35,308
Property fees and exploration option payments		88,589	1,419
Site activities		19,677	118,182
Transportation		3,281	22,437
Exploration expenses before the following		228,751	966,003
Stock-based compensation	7 (b)	6,358	131,250
Exploration expenses incurred during the period		235,109	1,097,253
Cumulative exploration expenditures beginning of year		1,431,474	334,221
Cumulative exploration expenditures, end of period		1,666,583	1,431,474

Total exploration expenses before the following		15,000,711	8,007,215
Stock-based compensation	7 (b)	416,866	1,087,933
Total exploration expenses incurred during the period		15,417,577	9,095,148
Cumulative exploration expenditures beginning of year		54,253,769	45,158,621
Cumulative exploration expenditures, end of period		$69,671,346	$54,253,769

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements, except for the changes described in note 3.

3.	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

	•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

	•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•
The Company’s investment in Kryso Plc. shares are classified as available-for- sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in net loss (note 5(a)).

•

The Rusaf Gold Investment acquired during the 3 months ended June 30, 2007, has been classified as an available-for-sale financial instrument and future adjustment to fair value will be recorded in comprehensive income (loss) (note 5(b)).

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize in net earnings.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.	Property, plant and equipment

	June 30, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Property	$2,466,439	$-	$2,466,439	$-	$-	$-
Computers	232,631	50,804	181,827	118,670	21,520	97,150
Office
furniture and
fixtures	105,363	15,533	89,830	65,001	8,286	56,715
Site
equipment	3,747,532	1,532,749	2,214,783	1,301,213	86,747	1,214,466
Vehicles	289,873	19,503	270,370	108,432	4,262	104,170
	$6,841,838	$1,618,589	$5,223,249	$1,593,316	$120,815	$1,472,501

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	Available-for-sale financial instruments

	Number of
	Shares	Amount
Balance as reported, December 31, 2006	10,000,000	$2,274,649
Unrealized gain (note 3(a))		64,811
Balance, December 31, 2006		2,339,460
Unrealized gain (note 3(a))		540,495
Additions	3,333,333	2,000,000
Balance, June 30, 2007	13,333,333	$4,879,955

The components of available-for-sale financial instruments are:
	Number of
	Shares	Fair value
Kryso Plc	10,000,000	$2,879,955
Rusaf Gold Limited	3,333,333	2,000,000
Balance, June 30, 2007	13,333,333	$4,879,955

(a)	Kryso Plc.

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company purchased approximately 15% of the equity in Kryso with the purchase of 10,000,000 shares at 10 pence per share for a total payment of £1,000,000 ($2,274,649). The unrealized gain on available-for-sale securities from purchase to December 31, 2006 of $64,811 was reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain of $540,495 for the six months ended June 30, 2007 is reported in the current period under accumulated other comprehensive income and was calculated based on the closing price of 13.50 pence and an exchange rate of $2.1333:GBP.

(b)	Rusaf Gold Limited

On June 13, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (Rusaf) whereby it can acquire approximately 40% of the fully diluted equity shares of Rusaf for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

The transaction will occur in three tranches of which the first tranche closed on June 13, 2007 with the payment of $2,000,000 for 3,333,333 shares at $0.60 per share.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	Available-for-sale financial instruments (continued)

(b)	Rusaf Gold Limited (continued)

The second tranche of the purchase was subject to satisfaction of certain conditions, which were met on July 20, 2007 and enabled the Company to acquire a further 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000. The third and final tranche, also subject to certain conditions being met, will enable the Company to acquire an additional 6,666,667 shares at a price of $0.60 per share to be paid by the issuance of Great Basin shares equal to the value of $4,000,000, based on the arithmetical average closing price of the GBG shares on the Toronto Stock Exchange for the twenty trading days immediately preceding receipt of the final shares.

Management reviewed the fair value of the investment in Rusaf and determined that the $2,000,000 is a fair indication of the investments value as at June 30, 2007.

6.	Mineral Property interests

	June 30	December 31
Mineral Property Acquisition Costs, net	2007	2006

Hollister Property	$96,831,117	$3,945,348
Burnstone Property	106,964,650	106,964,650
Casino Property	1	1
Kirkland Lake Property	1	1
	$203,795,769	$110,910,000

Hollister Property

	June 30	December 31
	2006	2007
Balance, beginning of the period	$3,945,348	$3,945,348

Share purchase agreement:
Issuance of 7,930,214 common shares (note 7 (f))	19,666,931	–
Cash settlement	50,791,500	–
Future income tax provision	21,686,737	–
Other	623,837	–
Share issuance costs	116,764	–
Balance, June 30, 2007	96,831,117	$3,945,348

On February 20, 2007 the Company entered into a share purchase agreement to buy Hecla Ventures Corp. (“HVC”) which held a right under an earn-in agreement to acquire a 50% working interest in the Hollister Development Block (“HDB”) and certain tangible assets.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	Mineral Property interests (continued)

The transaction was concluded on April 19, 2007 when the Company acquired 100% of the issued and outstanding shares of HVC from its parent, Hecla Limited, thereby effectively acquiring the remaining 50% of the HDB. HVC’s only business and primary asset was the 50% working interest in the HDB in which GBG owned the other 50%. The purchase price paid for HVC was US$60 million, comprising US$45 million in cash and the remaining US$15 million payable in 7,930,214 GBG common shares. The shares were valued at their quoted market value of $2.48 per share on the day of issuance, April 19, 2007.

The aggregate purchase price was $70,458,431, calculated as follows:

Cash payment (US$45 million)	$50,791,500
Issuance of 7,930,214 Great Basin common shares	19,666,931
$70,458,431

The value of the 7,930,214 Great Basin common shares issued to Hecla Mining Limited was determined based on the closing market price of Great Basin's common shares on the date the shares were issued and the acquisition closed (April 19, 2007 at $2,48 per share).

The preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash	$11,156
Plant and equipment	903,826
Accounts payable	(816,515)
Reclamation obligation	(722,304)
Mineral property	92,769,005
Future income tax liability	(21,686,737)
$70,458,431

The results of operations of HVC have been included in the consolidated financial statements of the Company commencing April 20, 2007.

7.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	Share capital (continued)

(b)	Share Option Plan

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2006	$1.87	9,340,000	2.47
Cancelled	$2.19	(130,000)
Exercised	$1.23	(649,000)
Granted	$2.68	3,994,000
Balance, June 30, 2007	$2.16	12,555,000	2.53

Options outstanding at June 30, 2007 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
September 28, 2007	$1.15	225,000	225,000
December 20, 2007	$1.17	436,000	436,000
December 19, 2008	$1.62	1,900,000	1,900,000
March 31, 2009	$2.07	2,861,000	1,624,002
March 31, 2009	$2.45	180,000	120,000
April 30, 2009	$2.07	102,500	68,750
April 30, 2009	$2.45	456,500	456,500
October 23, 2009	$2.07	400,000	133,333
April 18, 2010	$2.68	2,302,000	–
April 18, 2010	$2.68	335,000	–
December 31, 2010	$1.14	680,000	453,400
April 30, 2011	$2.45	1,255,000	836,667
November 8, 2011	$2.45	90,000	30,000
April 18, 2012	$2.68	1,332,000	–
Total		12,555,000	6,283,652
Average option price		$2.16	$1.86

At June 30, 2007, there were 6,283,652 options exercisable, with a weighted average exercise price of $1.86.

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three and six months ended June 30, 2007 and 2006, and which have been reflected in the consolidated statements of operations, is as follows:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	Share Capital (continued)

(b)	Share Option Plan (continued)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Exploration
Engineering	$96,255	$134,918	$146,220	$166,013
Environmental, socio-economic & land	2,562	6,175	7,764	6,175
Geological	103,567	351,971	262,882	457,266
Exploration	202,384	493,064	416,866	629,454
Operations and administration	1,671,852	865,622	2,211,138	1,193,877
Total compensation cost recognized in
operations, credited to contributed surplus	$1,874,236	$1,358,686	$2,628,004	$1,823,331

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Risk free interest rate	4%	4%	4%	4%
Expected life	3.7 years	4.3 years	3.7 years	3.7 years
Expected volatility	56%	56%	56%	56%
Expected dividends	Nil	Nil	nil	nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31				June 30
Expiry dates	price	2006	Issued	Exercised	Expired	2007
May 18, 2007	$2.60	672,000	–	(598,385)	(73,615)	–
July 18, 2008	US$1.80[1]	2,000,000	–	(734,790)	–	1,265,210
April 20, 2009	$3.50	–	28,750,000	–	–	28,750,000

		2,672,000	28,750,000	(1,333,175)	(73,615)	30,015,210

Note 1: In February 2007, the exercise price of the warrants expiring July 18, 2008 was changed to ZAR 12.90.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	Share Capital (continued)

(d)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2006	$7,863,472
Changes during the period
Non-cash stock-based compensation (note 7(b))	2,628,004
Share purchase options exercised, credited to share capital	(343,650)
Fair value of share purchase warrants exercised (note 7(c))	543,145
Fair value of share purchase warrants expired (note 7(c))	17,418
Balance, June 30, 2007	$10,708,389

The components of contributed surplus are:

	June 30	December 31
	2007	2006
Fair value of warrants issued which expired unexercised	$238,668	$221,250
Accumulated stock-based compensation	11,693,990	9,065,986
Share purchase options exercised, credited to share capital	(1,767,414)	(1,423,764)
Fair value of share purchase warrants exercised	543,145	–
Total contributed surplus	$10,708,389	$7,863,472

(e)	Share issuance, April 2007- Public offering

On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit for gross proceeds of $149,500,000. Each unit consisted of one common share and one- half of a common share purchase warrant of the company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The 28,750,000 warrants have been recorded with an estimated fair value of $15,194,000 (using expected volatility of 55%, risk free interest rate of 4%, dividends of nil, a share price of $2.48 and remaining life of approximately 2 years).

The Company paid the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,721,395 for net proceeds of $137,908,605 of which $122,714,605 has been recorded as share capital and $15,194,000 as warrants.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	Share Capital (continued)

(f)	Share issuance, April 2007- acquisition Hecla Ventures Corp.

The Company completed the financing of the agreement to purchase Hecla’s 50% earn-in rights and certain tangible assets in the HDB with the issuance of 7,930,214 common shares on April 19, 2007. The shares have been valued at their quoted price of $2.48 per share on the date of issuance.

8.	Related party balances and transactions

Related party balances receivable (payable)	June 30	December 31
	2007	2006
Hunter Dickinson Inc.	$275,881	$119,506
Plateau Resources (Proprietary) Limited	(15,966)	53,949
CEC Engineering Ltd.	(6,581)	–
	$253,334	$173,455

Reimbursement for third party
expenses and services rendered	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Hunter Dickinson Inc.	$362,222	$501,919	$621,061	$946,157
CEC Engineering Ltd.	$8,879	$26,609	$17,758	$82,009
Pangea Exploration (Proprietary)	$–	$17,826	$–	$36,341
Limited
Plateau Resources (Proprietary)	$33,481	$96,070	$106,213	$189,502
Limited

9.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African and rand-denominated assets and tax balances as well as $21.7 million which reflects temporary differences related to the accounting and tax values of HVC’s identifiable assets and liabilities.

As at June 30, 2007, the increase in future income tax liability since December 31, 2006 was mainly due to the $21.7 million liability recognized from HVC. The increase was diluted with the decrease in the value of the South African Rand compared to the Canadian dollar and other changes in timing differences.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	Income taxes (continued)

The continuity of the future income taxes on the consolidated balance sheets is as follows:

Balance, December 31, 2006	$18,837,000
Changes in timing differences	(2,187,004)
Foreign exchange	(1,136,801)
Liability provision – Hecla Ventures Corp.	21,686,737
Balance, June 30, 2007	$37,199,932

10.	Site reclamation obligation

The continuity of the site reclamation obligation on the consolidated balance sheets is as follows:

Balance, December 31, 2006	$405,000
Accretion	19,483
Exchange loss	(35,765)
Addition – Hollister property	736,703
Balance, June 30, 2007	$1,125,421

The components of the site reclamation obligation are as follows:

Burnstone property	$388,718
Hollister property	736,703
Balance, June 30, 2007	$1,125,421

11.	Subsequent events

Subsequent to June 30, 2007,

(a)

the Company concluded the second tranche of the Rusaf agreement and acquired an additional 10,000,000 shares at $0.60 per share for a total consideration of $6,000,000 on July 20, 2007. A further 6,666,667 shares will be acquired through the conclusion of the third tranche of the transaction. The investment will equate to approximately 40% of Rusaf’s total share capital.

(b)

the Company acquired and gained the right to exercise the 5,000,000 warrants received from Kryso Resources Plc. The warrants are exercisable at a price of 15 pence for a common share of Kryso over two years. The exercise of the warrants required the approval of Kryso’s shareholders at their shareholders meeting, which was held and obtained on July 6, 2007. These warrants have been valued at an estimated fair value of $645,140 (using expected volatility of 76%, risk free interest rate of 4%, dividends of nil and remaining life of approximately 2 years).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

11.	Subsequent events (continued)

(c)

the Company announced on July 18, 2007 that a Letter of Intent was concluded on June 8, 2007, whereby the Company can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by making a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by Clark/Wiltz Mining, based in Talkeetna, Alaska, USA.

(d)

the Company concluded on July 11, 2007 a Memorandum of Understanding to enter into a joint venture with G S Midas E Refinaria Limitade (GSR) in Mozambique. The purpose of the Joint Venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

(e)	the Company granted 720,000 options on July 5, 2007 with an exercise price of $2.77 per common share and an expiry date of July 5, 2010.